

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

Mitchell Ma
Chief Executive Officer
Zhibao Technology Inc.
Floor 3, Building 6, Wuxing Road, Lane 727
Pudong New Area, Shanghai 201204

  Re: Zhibao Technology Inc.
    Registration Statement on Form F-3
    Filed September 18, 2025
    File No. 333-290341

Dear Mitchell Ma:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Robert Arzonetti at 202-551-8819 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: Richard I. Anslow